[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]



(202) 274-2007                                               nquint@luselaw.com

May 14, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:    Christian Windsor, Esq.
          Mail Stop 4561

         Re: Territorial Bancorp Inc. (Registration No. 333-155388) Registration Statement on Form S-1

Dear Mr. Windsor:

     On behalf of Territorial Bancorp Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 4 to the Company's Registration Statement on Form S-1 (the "Amended S-1"). Set forth below are the Company's responses to the staff's comments received by letter dated May 14, 2009. The Amended S-1 has been blacklined to reflect changes from the original filing.

     1. The referenced table in Risk Factors has been revised to include a column entitled "excess subordination." In addition, text disclosure has been added to the same risk factor with respect to defaults required to cause other-than-temporary impairment.

     2. As discussed with the staff, the requested cash flow analysis will be submitted supplementally.

     3. The Recent Developments and Critical Accounting Policies sections have been revised, as requested.

     4. The requested disclosure has been added to Critical Accounting Policies.

                                    * * * * *

Securities and Exchange Commission
May 14, 2009
Page 2

     We trust the foregoing is responsive to the staff's comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

                                                      Respectfully,

                                                      \s\ Ned Quint
                                                      ----------------------
                                                      Ned Quint
Enclosures
cc:      David Lyon, Esq.
         Michael Volley, CPA
         Kevin Vaughn, CPA
         Allan S. Kitagawa, Chairman of the Board,
            President and Chief Executive Officer
         Lawrence Spaccasi, Esq.